UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60685/September 18, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13575

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In the Matter of

V-TWIN HOLDINGS, INC.	:	ORDER MAKING FINDINGS
(N/K/A TOBACCO ONE, INC.),	:	AND REVOKING REGISTRA-
VALLEY MEDIA, INC.,	:	TIONS BY DEFAULT
VENTUREQUEST GROUP, INC.	:	
(N/K/A DEX-RAY RESOURCES, INC.),	:	
VEREX LABORATORIES, INC.,	:	
VIBRO-TECH INDUSTRIES, INC.,	:	
VIDEO CITY, INC., AND	:	
VIDIKRON TECHNOLOGIES GROUP, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 11, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by August 14, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

By Order dated August 28, 2009, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to that Order have been received and the time for filing replies has also expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

V-Twin Holdings, Inc. (V-Twin Holdings) (n/k/a Tobacco One, Inc.) (CIK No. 1067597), is a District of Columbia corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). V-Twin Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 2001, which reported a net loss of $2,308,680 for the prior nine months. As of July 22, 2009, the company's stock (symbol TBCO) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Valley Media, Inc. (Valley Media) (CIK No. 1074908), is a forfeited Delaware corporation located in Woodland, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Valley Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 29, 2001, which reported a net loss of $50,308,000 for the prior twenty-six weeks. On November 21, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on January 18, 2006. As of July 22, 2009, the company's stock (symbol VMIXQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Venturequest Group, Inc. (Venturequest Group) (n/k/a Dex-Ray Resources, Inc.) (CIK No. 1017483), is a defaulted Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Venturequest Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $335,552 for the prior nine months. As of July 22, 2009, the company's stock (symbol DXRY) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Verex Laboratories, Inc. (Verex Laboratories) (CIK No. 716861), is a non-compliant Colorado corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Verex Laboratories is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $92,247 for the prior three months. As of July 22, 2009, the company's stock (symbol VRXL) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vibro-Tech Industries, Inc. (Vibro-Tech Industries) (CIK No. 1099386), is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vibro-Tech Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on January 5, 2000. As of July 22, 2009, the company's stock (symbol VBTH) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Video City, Inc. (Video City) (CIK No. 773135), is a forfeited Delaware corporation located in Bakersfield, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Video City is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2003, which reported a net loss of $996,747 for the prior six months. On March 24, 2004, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of California, and the case was terminated on December 3, 2007. As of July 22, 2009, the company's stock (symbol VDCY) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vidikron Technologies Group, Inc. (Vidikron Technologies) (CIK No. 848135), is a void Delaware corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vidikron Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $1,680,091 for the prior three months. On November 12, 1999, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey, and the case was terminated on May 17, 2004. As of July 22, 2009, the company's stock (symbol VIDI) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of V-Twin Holdings, Inc. (n/k/a Tobacco One, Inc.), Valley Media, Inc., Venturequest Group, Inc. (n/k/a Dex-Ray Resources, Inc.), Verex Laboratories, Inc., Vibro-Tech Industries, Inc., Video City, Inc., and Vidikron Technologies Group, Inc., are revoked.

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James T. Kelly
Administrative Law Judge